Exhibit 3.1

BY LAWS

Colorado-Utah Natural Gas, Inc.

A. Shareholders

Unless it is contrary to the Articles of Incorporation, Shareholders any adopt limitation or expansions to both annual meeting and special meeting requirements, as well as the adoption of quorum and adjournment requirements. Said requirements may be tailored for each individual meeting upon a majority vote, as determined by stock ownership.

B. Management.

(1) Number: There shall be three (3) Officers and three (3) Directors who initially shall be Dean H. Christensen, Chairman/President; Dana F. Green, Director/Vice President; and Terry R. Spencer, Director/General Counsel.

(2) Election of Officer or Director Vacancies. The Officers and Directors shall hold office until the next annual shareholder meeting or at a special shareholder meeting called for the purpose of appointing Officers and Directors.

(3) Special Meetings. Special meeting of shareholders can be called at anytime and for any reason by a resolution of the Board of Directors or by unanimous written consent of shareholders representing at 51% of our voting stock.

(4) Term of office; Resignation. The Officers and Directors shall hold office until the next annual meeting of the shareholders, or until his or her successor is elected; or until such Officer’s or Director’s resignation, removal from office or death. The Officers or Directors may resign at any time by providing a written letter of resignation to the Board of Directors. Shall resignation shall take effect immediately or at such other time as such Officer or Director may specify.

(5) Officer/Director Compensation. The Officer/Director compensation shall be determined by the Board of Directors on an annual basis.

C. Indemnification

(1) Extent of Indemnification. Colorado-Utah Natural Gas, Inc. shall indemnify any Officer or Director who is or was a party, or who is threatened to be made a party, to any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including all appeals, by reason of the fact that he or she is or was an Officer or Director or employee of Colorado-Utah Natural Gas, Inc., or is or was serving at the request of company, corporation, partnership. Joint venture, trust, or other enterprise, against any and all expenses, including reasonable attorney’s fees, judgment decrees, fines, penalties and amounts paid in settlement, which were actually and reasonably incurred by him or her in connection with such action, suit or proceeding if her or she acted in good faith and in a manner which he or she reasonably believed to be in, or at least no opposed to , the best interest of Colorado- Utah Natural Gas, Inc., and, with respect to any criminal action or proceedings by judgment , order settlement, conviction, or plea of nolo contendere or it’s equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in , or at least not opposed to, the best interests of Colorado-Utah Natural Gas, Inc.

(2) Derivative Actions. Colorado-Utah Natural Gas, Inc. shall indemnify any Officer or Director or employee who is or was a party, or who is threatened to be made a party, to any Colorado-Utah Natural Gas, Inc., in order to procure4 a judgment in its favor by reason of the fact t that he or she is or was an Officer or Director of the subject corporation or was serving at the request of the corporation, against any and all expenses, including reasonable attorney’s fees, which were actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, so long as he or she acted in good faith and in a manner which he or she reasonably believed to be in , or at least not opposed to, the best interests of the subject corporation; except that no indemnification shall be made with respect to any claim, issue or matter as to which such a person shall have finally adjudged to be liable for negligence or misconduct in the performance of his or her duty to the subject corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.

(3) Rights After Successful Defense. To the extent that any Officer or Director or employee has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 or 2 above, or in defense of any claim, issue or mater therein, he or she shall be indemnified against expenses, including reasonable attorney’s fees, actually and reasonably incurred by him or her in connection therewith.

(4) Other Determination of Rights. Except in a situation governed by Section 3, any indemnification under Section 1 or 2 (unless ordered by the court) shall be made Colorado-Utah Natural Gas, Inc., only as authorized in a specific case upon a determination that indemnification of the Officer or Director or employee is proper under the circumstances because her or she has met the applicable standards of conduct set forth in Section 1 or 2. Such determination shall be made by a majority vote of shareholders, or if such vote in unobtainable, by legal counsel (compensated by the subject corporation) in a written opinion.

(5) Advance of Expenses. Expenses of each person indemnified hereunder, which were incurred in defending against a civil, criminal, administrative or investigative action, suit or proceeding (including all appeals), or threat thereof, may be paid by Colorado-Utah Natural Gas, Inc., in advance of the final disposition of such action , suit or proceeding, if authorized by the Officers or Directors (whether disinterested or not) following receipt of written promise by or on behalf of the Officers or Directors to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by said corporation.

(6) Non-Exclusiveness. The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled as a matter of law.

(7) Purchase of Insurance. The corporation may purchase and maintain insurance on behalf of any person who is a Officer or Director of Colorado-Utah Natural Gas, Inc., or who is or was serving at the request of the said corporation as an Officer or Director, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such whether or not said corporation would have the power to indemnify him or her against such liability under the provisions of this Article or of the laws of the State of Utah.

D. Capital

(1) Stock Accounts. An individual stock account shall be established and maintained for each shareholder.

E. Additional Funds

(1) New Capital or Loans. The shareholders acknowledge that the income produced by any assets owned by Colorado-Utah Natural Gas, Inc., may be insufficient to pay all of the costs associated therewith, including with the meaning of the term “costs” with limiting the generality of said term) all taxes, assessments and other governmental charges, insurance premiums, costs of repair and maintenance, costs of improvements and the principal and interest payments required to be made on said limited liability company loans.

F. Amendments

(1) Bylaws may be amended or revised. Bylaws adopted by an affirmative vote of shareholders at least 51% of the outstanding shares.

Adopted this 25th day of May 2004. By unanimous consent of the shareholders holding 100% of the shares of the company.

/s/ Terry R. Spencer
Terry R. Spencer
Secretary